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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[ X ]Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

    Moufflet             Gerard
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

    150 Motor Parkway
--------------------------------------------------------------------------------
                                    (Street)

    Hauppauge                        New York                          11788
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   (City)                           (State)                           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Curative Health Services, Inc. (Cure)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   December 2000
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5. If Amendment, Date of Original (Month/Year)

   February 09, 2001
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
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


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 Common Stock                          9/29/00       P                5,000       A      5.50     34,000         D(4)
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
*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock     13.25    5/31/00   J (1)          5,000   (1)     (1)      Common Stk 5,000   13.25
Options
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Incentive Stock     24.875   5/31/00   J (1)          5,000   (1)     (1)      Common Stk 5,000   24.875
Options
----------------------------------------------------------------------------------------------------------------------------------
Incentive Stock     27.25    5/31/00   J (1)          5,000   (1)     (1)      Common Stk 5,000   27.25
Options
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock     27.50    5/31/00   J (1)          5,000   (1)     (1)      Common Stk 5,000   27.50
Options
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock     5.406    5/31/00   A (1)     7,040        (2)(1)  5/31/10  Common Stk 7,040   5.406
Options
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Incentive Stock     5.406    5/31/00   A        24,000        (2)     5/31/10  Common Stk 24,000  5.406
Options
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Incentive Stock     5.563    12/22/00  A        35,000        (3)     12/22/10 Common Stk 35,000  5.563   71,040     D
Options
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====================================================================================================================================

Explanation of Responses: (1) In accordance to the amendment of the Non-Employee Director Stock Option Plan dated May 31, 2000, all current Non-Employee Director's have the right to surrender on or before June 15,2000, options held with an exercise price exceeding $10 per share. As to options with an exercise price of $20 or more per share, director may exchange a maximum of 15,000 option shares and receive in exchange an option for one-third the number of option shares surrendered. As to options with an exercise price of $10 per share, but less than $20 per share, director may exchange a maximum of 15,000 option shares and receive in exchange that number of shares equal to the product of (i) the number of option shares surrendered times (ii) the ratio of the closing price of the Common Stock on May 31, 2000 to the original exercise price of the option shares surrendered.
(2) Incentive Stock Option granted pursuant to Curative Technologies, Inc. 1995 Non-Employee Director Stock Option Plan. Options shall become exercisable with respect to one third of the shares on the first day of the month following the one year anniversary and thereafter shall become exercisable with respect to the balance of the shares in equal monthly installments on the last date of each of the eight successive (3) month periods following the exercisability date.
(3)Incentive Stock Option granted pursuant to Curative
Health Services, Inc. 2000 Stock Incentive Plan. Options shall become exercisable with respect to one third of the shares on the first day of the month following the one year anniversary and thereafter shall become exercisable with respect to the balance of the shares in equal monthly installments on the last date of each of the eight successive (3) month periods following the exercisability date. (4)Shares are held in joint ownership with spouse.

      /s/ John C. Prior                                       May 10, 2001
---------------------------------------------            -----------------------
          John C. Prior, (Attorney In Fact)                       Date
      **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                                  Page 2 of 2